

FIRST QUARTER 2025

April 2025

Nasdaq: LNKB
ir.linkbancorp.com

IMPORTANT INFORMATION / DISCLAIMERS



LINKBANCORP, Inc. (Nasdaq: LNKB) ("LINKBANCORP" or the "Company") is the parent company of LINKBANK (the "Bank").

Company and Bank data reflect the November 30, 2023 effective date of Partners Bancorp, Inc. ("Partners") merger with and into the Company and the merger of Partners Bancorp's the Bank of Delmarva & Virginia Partners Bank subsidiaries with and into LINKBANK (the "Merger"). Given that the Merger with Partners was completed on November 30, 2023, fourth quarter 2023 results do not represent a full quarter of comparable combined earnings. Reported results prior to the fourth quarter of 2023 reflect legacy LINKBANCORP results only.

Financial data for the most recent quarter ("MRQ") and last twelve months ("LTM") is for periods ended March 31, 2025.

Market-pricing data is as of April 24, 2025 (Source: S&P Capital IQ Pro).

Forward looking statements:

This presentation may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of current or historical fact and involve substantial risks and uncertainties. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions can be used to identify forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: costs or difficulties associated with newly developed or acquired operations; changes in general economic trends, including inflation, tariffs and changes in interest rates; increased competition; changes in consumer demand for financial services; our ability to control costs and expenses; adverse developments in borrower industries and, in particular, declines in real estate values; changes in and compliance with federal and state laws that regulate our business and capital levels; our ability to raise capital as needed; and the effects of any cybersecurity breaches. The Company does not undertake, and specifically disclaims, any obligation to publicly revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law. Accordingly, you should not place undue reliance on forward-looking statements.

Disclosures regarding non-GAAP financial information:

To the extent that supplemental Company or Bank financial metrics presented herein are not financial measures under generally accepted accounting principles ("GAAP"), these non-GAAP metrics will be reconciled with comparable GAAP measures in the appendix to this presentation. Management may use non-GAAP measures in the analysis of the performance of the Company or the Bank, and they should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.



MID-ATLANTIC GROWTH FRANCHISE

LINKBANCORP INC.

LINKBANK is a premier Mid-Atlantic community bank, serving clients throughout central and southeast Pennsylvania, Maryland, Delaware and northern Virginia.

- **Organized in 2018** with acquisition and recapitalization of distressed Stonebridge Bank
- **High quality** talent, strong culture & **relationship-oriented** business model
- **Core focus** on organic growth and improving profitability through **operating leverage**

M&A HISTORY

	ACQUIROR BANK	TARGET BANKS	TRANSACTION ANNOUNCE DATE	TRANSACTION CLOSE DATE	TARGET TOTAL ASSETS AT ANNOUNCE
1.	LINKBANCORP	Stonebridge Bank	6/26/2018	10/5/2018	$58 M
2.	LINKBANCORP	The Gratz Bank	12/10/2020	9/18/2021	$437 M
3.	LINKBANCORP	Virginia Partners Bank; Maryland Partners Bank (A Division of Virginia Partners Bank); The Bank Of Delmarva	2/22/2023	11/30/2023	$1.6 B

LNKB FINANCIAL HIGHLIGHTS			
Total Assets	$2.86 B	Market Capitalization	$247.4 M
Total Loans	$2.27 B	Dividend Yield	4.53%
Total Deposits	$2.43 B	Insider Ownership	33.6%
ROA (MRQ, annualized)	2.19%		
ROE (MRQ, annualized)	21.90%		
ROTCE* (MRQ, annualized)	30.10%		



NORTHERN REGION
CAPITAL REGION
DELAWARE VALLEY REGION
Harrisburg
Philadelphia
LANCASTER REGION
Baltimore
NORTHERN VIRGINIA REGION
CENTRAL REGION
DELMARVA REGION
Washington D.C.
FREDERICKSBURG REGION

Company data as of most recent quarter 3/31/25 ("MRQ") end and market data as of April 24, 2025. *Refer to appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measures





SEASONED EXECUTIVE TEAM

20+ YEAR HISTORY OF WORKING TOGETHER IN THE MID ATLANTIC REGION

LINKBANCORP INC.

ANDREW SAMUEL - *CEO | LINKBANCORP & LINKBANK*

- Long track record of industry success
- Been involved in M&A of more than 10 companies with aggregate deal value surpassing $1.5 billion
- Successfully transitioned private community banks to public companies on NASDAQ
- Demonstrated track record of value creation: Waypoint Financial (PA), Tower Bancorp (PA), Sunshine Bancorp (FL)



DEE BONORA - *Chief Operations and Technology Officer | LINKBANCORP*

- Strong background in bank operations, data management and systems architecture
- Record of value creation through efficiencies, bringing a wealth of technology and software engineering experience
- 30 years of technology experience in highly regulated industries also includes Orrstown Bank and Rite Aid Corp



CARL LUNDBLAD - *President | LINKBANCORP*

- 28 years of banking, legal and other executive experience
- Extensive bank executive experience overseeing M&A, strategy development, regulatory and governance matters
- Strong transaction and value creation history, overseeing sales of Tower Bancorp and Susquehanna Bancshares



KRISTOFER PAUL - *CFO | LINKBANCORP*

- 22 years of banking and financial services industry experience
- Oversaw financial reporting and accounting of various public companies, including Hersha Hospitality Trust and Tower Bancorp
- Involved in transactions totaling over $700M



BRENT SMITH - *President | LINKBANK*

- Consistent leader in growth initiatives with 20 years of banking experience
- Been involved in M&A of more than 5 companies with aggregate deal value surpassing $700 million
- Led on transformational acquisitions, private placements, debt issuances and branch acquisitions



CATE EISEL - *Chief Risk Officer | LINKBANK*

- Over 10 years of risk management experience
- Served in a variety of roles with the FDIC including financial institution examiner, senior bank examination training specialist and supervisory training administrator



TIFFANIE HORTON - *Chief Credit Officer | LINKBANCORP*

- 21 years of bank credit administration and portfolio management experience also includes Susquehanna Bank, Sovereign Bank, and Waypoint Financial
- Experience in development and maintenance of commercial loan portfolios for more than 6 M&A transactions
- Named to Next 2021: Most Powerful Women in Banking by American Banker magazine

OUR KEY ACCOMPLISHMENTS



GROWTH IN TOTAL ASSETS*
($ IN MILLIONS)

2018 - 2019	2020	2021	2022	2023	2024	Q1 2025
$234	$424	$933	$1,164	$2,669	$2,879	$2,863

GNBF merger

PTRS merger

2018
Closed acquisition of Stonebridge Bank - Total assets were $83.7 million

JAN 2019
Completed $45.5 million common stock private placement

FALL 2020
Raised $5.0 million common stock private placement and issued $20.0 million in subordinated debt

DEC 2020
Crossed over $400 million in total assets

2020 YEAR END
Announced our strategic merger with GNBF

SEPT 2021
Completed merger with GNBF

2021 YEAR END
Total assets at Dec 31, 2021 were $932.8 million and the Company achieved $788,000 in quarterly net income

JAN 2022
Hired Regional Presidents for the York/Lancaster & Delaware Valley Regions

APRIL 2022
Completed a $20.0 million sub debt capital raise

SEPT 2022
Completed Initial Public Offering, raising net proceeds of $34.7 million

FEB 2023
Announced transformational merger with PTRS

FEB 2023
Raised $10.0 million common stock private placement

NOV 2023
Completed merger with PTRS

MAY 2024
Announced sale of New Jersey operations

JUNE 2024
Consolidated 3 Client Solutions Centers

2024 YEAR END
Achieved $26.2 million in annual net income and a return on assets of 0.94%

March 2025
Completed sale of New Jersey operations resulting in an after tax, net of transaction fees, gain of $8.7 million

*Measured as of 3/31/2025

5

DIFFERENTIATED BRAND & CULTURE



LINKBANCORP INC.

The LINKBANCORP corporate culture is a differentiating factor in the Company's demonstrated growth and ability to gain market share.



Central to the LINKBANCORP culture and brand are the core "L-I-N-K" values, which support the mission of positively impacting lives.



In pursuit of the mission, LINKBANCORP:

- Invests in the development of strong future leaders for the banking industry and our communities
- Contributes to economically and socially flourishing communities
- Seeks to demonstrate the continued viability of and integral role of community banking for our economic and social development



Our well-defined brand reflects a purpose-driven, entrepreneurial and relational organization that is highly responsive to client needs and attracts best-in-class bank professionals.



Our focus on culture and brand supports:

- Enhanced productivity
- Lower employee turnover
- Consistent brand experience
- High customer loyalty









LIVE — PASSION FOR WHAT YOU DO.

INTEGRITY — BE TRUTHFUL AND TRUSTWORTHY.

NURTURE — PURSUIT OF AUTHENTIC RELATIONSHIPS.

KNOWLEDGE — SEEK TO LISTEN FIRST.

MARKET FOCUS: PENNSYLVANIA







BRENT SMITH
*Market Leader &
LINKBANK President*

Joined LINKBANK at its 2018 inception. More than 15 years of Pennsylvania banking experience and nearly two decades in the industry.

- 8 Pennsylvania client solution centers
- Regions including its West Chester office in the state's highest-household-median income county, Chester County.
- High-growth regions, such as the Delaware Valley suburbs of Philadelphia, complement stable, diverse Central Pennsylvania communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in serving multi-generational businesses and entrepreneurs in a wide range of industries, professional services firms, health care providers, and commercial real estate owners and operators.

DEPOSITS* AT 3/31/25



- Checking - 41%
- Savings - 9%
- Money Market - 21%
- Time Deposits - 29%

*Does not include brokered deposits or professional services deposits.

TOTAL LOANS** 3/31/2025



- Commercial - 13%
- Construction - 6%
- CRE - Multifamily - 12%
- CRE - Owner Occupied - 14%
- CRE - Non-Owner Occupied - 30%
- Residential - 19%
- Other -6%

Market includes the following counties: Cumberland, Dauphin, Schuylkill, Chester, Lancaster, Northumberland and York.

**Does not include purchase accounting.

MARKET FOCUS: MARYLAND & DELAWARE







JOHN BREDA
Maryland & Delaware Market CEO

Joined LINKBANK through merger with Partners, where he served as President & CEO, including its subsidiary The Bank of Delmarva. More than 29 years of Maryland and Delaware banking experience and 38 years of industry experience.

- 12 Maryland and Delaware client solution centers
- High-growth regions, including the Central Maryland Baltimore-Washington corridor and Annapolis, complement Delmar Peninsula communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in tourism, real estate development, hospitality and small family-owned businesses.

DEPOSITS* AT 3/31/2025



- Checking - 48%
- Savings - 11%
- Money Market - 7%
- Time Deposits - 34%

Does not include brokered deposits or professional services deposits

TOTAL LOANS** AT 3/31/2025



- Commercial - 6%
- Construction - 7%
- CRE - Multifamily - 8%
- CRE - Owner Occupied - 30%
- CRE - Non-Owner Occupied - 30%
- Residential - 17%
- Other -2%

**Does not include purchase accounting.*

Market includes the following counties: Sussex, Wicomico, Charles, Worcester, and Anne Arundel

8

MARKET FOCUS: VIRGINIA







ADAM NALLS
Virginia Market CEO

DAVID TALEBIAN
Virginia Market President

Joined LINKBANK through the merger with Partners subsidiary Virginia Partners Bank. They each have more than 15 years of Virginia banking experience and almost two decades in the industry.

- 4 Virginia client solution centers
- High-growth regions, including Fairfax County and the Washington metropolitan area of Northern Virginia, complement growing, diverse Fredericksburg-area communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in government contracting, professional services, industry, medical, and technology.

DEPOSITS* AT 3/31/2025



- Checking - 39%
- Savings - 3%
- Money Market - 38%
- Time Deposits - 20%



Does not include brokered deposits or professional services deposits

TOTAL LOANS** AT 3/31/2025



- Commercial - 19%
- Construction - 4%
- CRE - Multifamily - 5%
- CRE - Owner Occupied - 20%
- CRE - Non-Owner Occupied - 21%
- Residential - 30%
- Other - <1%

**Does not include purchase accounting*

Market includes the following counties: Fredericksburg (City), Spotsylvania and Fairfax

EXECUTING A BRANCH-LITE STRATEGY



EXECUTING ESTABLISHED STRATEGY TO MAINTAIN A BRANCH-LITE MODEL THAT TAKES FULL ADVANTAGE OF:

- LINKBANCORP's organic growth engine, strategically located regional Client Solutions Centers with no teller lines and 3-4 FTEs, and innovative technology.

AT THE END OF Q1 2025, LINKBANCORP:

- Maintained 24 client solutions centers, following the opening of a full-service client solutions center in Annapolis, MD, enhancing growth initiatives and capabilities in Central Maryland.
- Completed the sale of New Jersey operations, including three branches and associated loans and deposits.

ONGOING, LINKBANCORP INTENDS TO:

- Continuously evaluate its retail operations for opportunities to leverage and optimize efficiencies while maintaining its commitment to providing exceptional service to the customers and communities it serves.
- Target average deposits per client solutions center of greater than $100 million.



AVERAGE DEPOSITS PER CLIENT SOLUTION CENTER
($000s at Period End)

Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Target
$96,677	$75,140	$77,220	$88,959	$91,985	$90,405	$97,087	$100,000+

NEW JERSEY BRANCH SALE



Overview

✓ Sale of LINK's 3 New Jersey branches to American Heritage Federal Credit Union completed March 31, 2025

✓ $105 million loans (par value) | $87 million deposits sold (121% Loan / Deposit Ratio)

✓ 100% cash consideration paid to LINK

Financial Impact

✓ Deposit premium of 7.0% of deposits acquired at closing

✓ Loans sold at par

✓ $8.7 million after-tax and transaction charges net gain
  – 4.13% accretive to TBVPS

✓ Contributed to lower CRE concentration ratio

Use of Proceeds

✓ After-tax proceeds from the sale invested primarily to support organic loan growth in LINK's core markets

FIRST QUARTER 2025


LINKBANCORP INC.

3.94% Net Interest Margin	**2.19%** Return on Assets	**1.05%** Adjusted Return on Assets[1]	**$7.87** BVPS **$5.80** TBVPS[1]	**$0.41** Earnings per Diluted Share	**$0.20** Adjusted Earnings per Diluted Share[1]

FIRST QUARTER 2025 HIGHLIGHTS[2]

- Net income equaled $15.3 million with adjusted pre-tax pre-provision net income of $9.06 million[1].

- Annualized return on assets and adjusted return on assets were 2.19% and 1.05%[1], respectively, for the first quarter.

- Tangible book value increased from $5.36[1] at December 31, 2024 to $5.80[1] at March 31, 2025 with book value per share increasing from $7.50 to $7.87, respectively.

- Total deposits were $2.43 billion at March 31, 2025 compared to $2.36 billion at December 31, 2024, representing an increase of $66.6 million after adjusting for the Branch Sale[3]. Average deposits increased $5.3 million quarter over quarter to $2.38 billion at March 31, 2025.

- Total loans increased $24.0 million over the quarter to $2.27 billion at March 31, 2025 after adjusting for the Branch Sale[3].

INCOME STATEMENT

$25.8 million in net interest income

Noninterest income of $13.3 million

Net income of $15.3 million

Earnings per diluted share of $0.41 and adjusted earnings per diluted share of $0.20[1]

BALANCE SHEET

$2.86 billion total assets

$26.6 million allowance for credit losses - loans

Total shareholders' equity of $294.1 million

1 See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.
2 Balance Sheet comparison between March 31, 2025 and December 31, 2024 and comparisons between Q1 2025 and Q4 2024.
3 See Appendix for Reconciliation to Total Loan and Deposit growth adjusting for the Branch Sale.

REVENUE & EARNINGS



FIRST QUARTER 2025

Net Interest Income	$25.8 million	Net Income	$15.3 million
Noninterest Income	$13.3 million	Adjusted Net Income*	$7.4 million
Diluted EPS	$0.41	Adjusted EPS* (Diluted)	$0.20

ADJUSTED NET INCOME*
($000s)



GAAP Comparisons					
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Net Income ($000s)	5,726	5,804	7,095	7,584	15,343
Diluted EPS ($)	0.15	0.16	0.19	0.20	0.41

NET INTEREST INCOME
($000s)



ADJUSTED PRE-TAX, PRE-PROVISION NET INCOME* ($000s)



13

*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

NET INTEREST MARGIN



FIRST QUARTER 2025 HIGHLIGHTS*

- Net interest margin expanded to 3.94% for the first quarter of 2025 from 3.85% for the fourth quarter of 2024.

- Cost of funds decreased to 2.29% for the first quarter of 2025 compared to 2.32% for the fourth quarter of 2024 with cost of deposits decreasing from 2.15% for the fourth quarter of 2024 to 2.10% for the first quarter of 2025.







*Comparisons between Q1 2025 and Q4 2024

NONINTEREST INCOME



- Noninterest income was $13.26 million in the first quarter of 2025 compared to $2.59 million in the fourth quarter of 2024, and $1.79 million in the first quarter of 2024, respectively.

- Primary increase in noninterest income between Q1 2025 and Q4 2024 is a result of the Branch Sale resulting in a pre-tax gain of $11.1 million.

- The decrease in service charges from Q4 2024 to Q1 2025 is attributable to a decline in service charges on deposits primarily related to a decrease in account level fees and interchange revenue.

NONINTEREST INCOME ($000's)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Service Charges on Deposit Accounts	1,061	1,339	1,052	865	780
Bank-owned life insurance	428	433	430	386	383
Gain on sale of loans	77	70	138	12	50
Gain on sale of branches	11,093	0	0	0	0
Other	598	752	1,060	591	516
Total noninterest income	**13,257**	**2,594**	**2,680**	**1,854**	**1,729**

NONINTEREST INCOME GROWTH ($000's)



15



NONINTEREST EXPENSE

LINKBANCORP INC.

- Noninterest expense was $19.7 million in the first quarter of 2025 compared to $18.3 million in the fourth quarter of 2024.
- Adjusted noninterest expense was $18.7 million* for the first quarter of 2025 which was an increase from $18.3 million* for the fourth quarter of 2024 and a decrease compared to $19.2 million* for the first quarter of 2024.
- Adjusted non-interest expense for the first quarter of 2025 excludes accruals for director fees to departing directors included in other expense, as well as bonus expenses related to completion of the Branch Sale included in salaries and employee benefits, and other merger and restructuring costs.

NONINTEREST EXPENSE ($000's)	**Q1 2025**	**Q4 2024**	**Q3 2024**	**Q2 2024**	**Q1 2024**
Salaries and employee benefits	11,156	10,147	9,855	9,941	11,118
Occupancy	1,464	1,368	1,440	1,559	1,578
Equipment and data processing	2,043	1,884	1,640	1,824	1,826
Professional fees	487	531	763	788	748
FDIC insurance	599	687	812	545	352
Bank Shares Tax	614	693	752	760	591
Intangible amortization	1,084	1,162	1,205	1,204	1,207
Merger & restructuring expenses	41	56	171	631	56
Other	2,170	1,774	1,814	1,648	1,774
Total noninterest expense	**19,658**	**18,302**	**18,452**	**18,900**	**19,250**



ADJUSTED NONINTEREST EXPENSE (ANNUALIZED) / AVERAGE ASSETS*



2.88%
2.87%
2.73%
2.64%
2.61%
2.59%
2.56%
2.55%
2.80%
2.67%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Noninterest Expense
Adj. Noninterest Expense*

ADJUSTED EFFICIENCY RATIO*

72.33%
72.12%
71.75%
69.35%
66.71%
66.09%
65.04%
64.84%
50.29%
66.96%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Efficiency Ratio
Adjusted Efficiency Ratio*

*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

16

VALUABLE CORE DEPOSIT FRANCHISE



FIRST QUARTER 2025 DEPOSIT TRENDS

- Cost of deposits was 2.10% for the first quarter.

- 26.5% of total deposits are noninterest bearing deposits.
  - Expected to continue comparing favorably to $2B-$5B asset commercial bank peers

- Total deposits were $2.43 billion at March 31, 2025 compared to $2.36 billion at December 31, 2024, representing an increase of $66.6 million after adjusting for the Branch Sale**. Average deposits increased $5.3 million quarter over quarter to $2.38 billion at March 31, 2025.

DEPOSITS*
$ MILLIONS AT PERIOD END



Excludes deposits held for sale at December 31, 2024

See Appendix for Reconciliation to Total Deposit growth adjusting for the Branch Sale

DEPOSIT COMPOSITION
AT 3/31/2025



- Demand, noninterest-bearing
- Demand, interest-bearing
- Money market and savings
- Time deposits, $250k and over
- Time deposits, other
- Brokered deposits

IN-MARKET, WELL-BALANCED LOAN PORTFOLIO



FIRST QUARTER 2025 LOAN PORTFOLIO TRENDS

- Average yield on loans of 6.39%, inclusive of purchase accounting

- There is no concentration of commitments over 10%

- Total commercial loan commitments for the first quarter of 2025 were $98.5 million with funded balances of $72.0 million.

- Average commercial loan commitment originated during the first quarter of 2025 totaled approximately $788 thousand with the average outstanding funded balance of $576 thousand.



LOAN PORTFOLIO
AT 3/31/25

- Construction
- C&I
- Multifamily
- Owner occupied CRE
- Non-owner occupied CRE
- Residential
- Other*

Includes consumer, agriculture, municipal, and other.



LOANS BY MARKET
AS OF 3/31/25**

- Maryland & Delaware
- Pennsylvania
- Virginia

Does not include purchase accounting.

OFFICE PORTFOLIO:

- Total office is approximately 8.4% of the entire portfolio

- Average LTV of approximately 60%

- Largest office loan = $7.6 million

- Approximately 81% of the office portfolio has personal guarantees

- Typical property types are small office buildings in non-urban markets within the Bank's footprint

ASSET QUALITY

LINKBANCORP INC.

ALLOWANCE FOR CREDIT LOSSES - LOANS


$27,000
$26,500
$26,000
$25,500
$25,000
$24,500
$24,000
$23,500
$23,000
$22,500
$22,000
1.24%
1.20%
1.16%
1.12%
1.08%
1.04%
1.00%
0.96%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Allowance ($000s)
ACLL / Total Loans

ACLL / NONPERFOMING ASSETS


400%
300%
200%
100%
0%
357.18%
248.26%
152.73%
153.93%
102.22%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

NPAS & NPLS


1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
NPLs / Total Loans
NPAs / Total Assets

NCOS


300
250
200
150
100
50
0
(50)
70
(20)
(28)
252
81
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

CAPITAL MANAGEMENT AND LIQUIDITY



- Committed to a quarterly dividend of $0.075 per share of common stock through the merger with GNB Financial in 2021

- Capital ratios anticipated to increase with earnings growth trajectory

- $220.2 million cash & cash equivalents at March 31, 2025

- Total available funding of $1.35 billion at March 31, 2025



AVAILABLE SOURCES OF LIQUIDITY
($ millions, MRQ End)

Total Availability	$1,348.1
Cash & Equivalents	$220.2
Marketable Securities	$158.8
FHLB & Fed Discount Window	$757.5
Wholesale Deposit Capacity*	$139.6
Fed Funds Lines	$72.0

*Wholesale deposit capacity is calculated as 10% of total deposits, less current outstanding brokered



CAPITAL RATIOS - MARCH 31, 2025

	Bank Tier 1 Leverage	Bank Common Tier 1	Bank Tier 1 Risk Based	Bank Total Risk Based	Company TCE/TA**
LNKB	10.02%	11.71%	11.71%	12.61%	7.78%
Well-Capitalized Regulatory Minimum	5.0%	6.5%	8.0%	10.0%	

■ LNKB ■ Well-Capitalized Regulatory Minimum

**See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.



2025 OUTLOOK

LINKBANCORP INC.

Targeted loan growth of 5% – 8% for 2025, excluding impact of the Branch Sale

Self-funding loan growth with organic deposit growth, with a targeted loan to deposit ratio of 90% - 95%

Net Interest Margin expectation 3.90% - 4.00% for the full year 2025

Targeting 1.10% core operating ROA for full year 2025 (excluding impact of the Branch Sale)

Targeting noninterest expense to average assets of 2.50% - 2.55% for full year 2025

Assume effective tax rate of 22%





INVESTMENT RATIONALE

LINKBANCORP INC.

- Seasoned executive team, led by Andrew Samuel, has significant experience and success with building, operating and creating shareholder value in the markets of focus
- Strong funding franchise coupled with best-in-class loan growth engine implementing a branch-lite model
- Focused organic growth strategy, uniquely positioned in the attractive and coveted mid-Atlantic market (Harrisburg > Philadelphia > Baltimore > D.C. corridor)
- Nimble and innovative tech operating platform focused on modular architecture and cloud-based infrastructure
- Highly opportunistic M&A strategy with disciplined acquisition criteria
- Disciplined underwriting & robust enterprise risk management
- Strong alignment with shareholder returns – 33.6% insider ownership















THANK YOU!

CONTACT US:

NICK WEST
Director, Corporate Development

IR@linkbancorp.com | (717) 678-7935





APPENDIX

NON-GAAP RECONCILIATION



Adjusted Return on Average Shareholders' Equity

(Dollars in thousands)	For the Three Months Ended		
	3/31/2025	**12/31/2024**	**3/31/2024**
Net income	$ 15,343	$ 7,584	$ 5,726
Average shareholders' equity	284,104	278,884	266,795
Return on average shareholders' equity (annualized)	**21.90%**	**10.82%**	**8.63%**
Net income	$ 15,343	$ 7,584	$ 5,726
Gain on sale of branches	(11,093)	—	—
Tax effect[1]	2,440	—	—
Transaction bonus accrual	490	—	—
Tax effect[1]	(108)	—	—
Board restructuring accrual	381	—	—
Tax effect[1]	(84)	—	—
Merger & restructuring expenses	41	56	56
Tax effect[1]	(9)	(12)	(12)
Adjusted Net Income (Non-GAAP)	$ 7,401	$ 7,628	$ 5,770
Average shareholders' equity	$ 284,104	$ 278,884	$ 266,795
Adjusted return on average shareholders' equity (annualized) (Non-GAAP)	**10.56%**	**10.88%**	**8.70%**

(1) Tax effect was 22% for the three months ended March 31, 2025 and 21% for prior periods



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Tangible Common Equity and Tangible Book Value

(Dollars in thousands, except per share data)	3/31/2025	12/31/2024	9/30/2024	6/30/2024	3/31/2024
Tangible Common Equity					
Total shareholders' equity	$ 294,066	$ 280,221	$ 277,353	$ 271,409	$ 268,243
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(58,806)	(56,968)
Other intangible assets	(18,573)	(20,955)	(22,118)	(23,323)	(24,526)
Tangible common equity (Non-GAAP)	$ 216,687	$ 200,460	$ 196,429	$ 189,280	$ 186,749
Common shares outstanding	37,377,342	37,370,917	37,361,560	37,356,278	37,348,151
Book value per common share	**$ 7.87**	**$ 7.50**	**$ 7.42**	**$ 7.27**	**$ 7.18**
Tangible book value per common share (Non-GAAP)	**$ 5.80**	**$ 5.36**	**$ 5.26**	**$ 5.07**	**$ 5.00**
Tangible Assets					
Total assets	$2,863,396	$ 2,878,778	$ 2,879,941	$ 2,858,593	$ 2,785,669
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(58,806)	(56,968)
Other intangible assets	(18,573)	(20,955)	(22,118)	(23,323)	(24,526)
Tangible assets (Non-GAAP)	$2,786,017	$ 2,799,017	$ 2,799,017	$ 2,776,464	$ 2,704,175
Tangible common equity to tangible assets (Non-GAAP)	**7.78%**	**7.16%**	**7.02%**	**6.82%**	**6.91%**



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Adjusted Earnings Per Share

(Dollars in thousands, except per share data)	For the Three Months Ended		
	3/31/2025	**12/31/2024**	**3/31/2024**
GAAP-Based Earnings Per Share, Basic	**$ 0.41**	**$ 0.20**	**$ 0.15**
GAAP-Based Earnings Per Share, Diluted	**$ 0.41**	**$ 0.20**	**$ 0.15**
Net Income	$ 15,343	$ 7,584	$ 5,726
Gain on sale of branches	(11,093)	—	—
Tax effect[1]	2,440	—	—
Transaction bonus accrual	490	—	—
Tax effect[1]	(108)	—	—
Board restructuring accrual	381	—	—
Tax effect[1]	(84)	—	—
Merger & restructuring expenses	41	56	56
Tax effect[1]	(9)	(12)	(12)
Adjusted Net Income (Non-GAAP)	$ 7,401	$ 7,628	$ 5,770
Adjusted Earnings per Share, Basic (Non-GAAP)	**$ 0.20**	**$ 0.21**	**$ 0.16**
Adjusted Earnings per Share, Diluted (Non-GAAP)	**$ 0.20**	**$ 0.21**	**$ 0.16**

(1) Tax effect was 22% for the three months ended March 31, 2025 and 21% for prior periods



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)

(Dollars in thousands, except per share data)	For the Three Months Ended 3/31/2025	12/31/2024	3/31/2024
Net Income (GAAP)	$ 15,343	$ 7,584	$ 5,726
Gain on sale of branches	(11,093)	—	—
Tax effect[1]	2,440	—	—
Transaction bonus accrual	490	—	—
Tax effect[1]	(108)	—	—
Board restructuring accrual	381	—	—
Tax effect[1]	(84)	—	—
Merger & restructuring expenses	41	56	56
Tax effect[1]	(9)	(12)	(12)
Adjusted Net Income (Non-GAAP)	7,401	7,628	5,770
Income tax expense	3,859	2,121	1,597
Provision for credit losses	228	132	40
Tax effect included in Adjusted Net Income	(2,239)	12	12
Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)	$ 9,249	$ 9,893	$ 7,419

(1) Tax effect was 22% for the three months ended March 31, 2025 and 21% for prior periods



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Adjusted Efficiency Ratio

(Dollars in thousands)	For the Three Months Ended		
	3/31/2025	**12/31/2024**	**3/31/2024**
GAAP-based efficiency ratio	**50.29%**	**65.04%**	**72.33%**
Net interest income	$ 25,831	$ 25,545	$ 24,884
Noninterest income	13,257	2,594	1,729
Less: Gain on sale of branches	(11,093)	-	-
Adjusted revenue (Non-GAAP)	27,995	28,139	26,613
Total noninterest expense	19,658	18,302	19,250
Less: Merger & restructuring expenses	41	56	56
Less: Transaction bonus accrual	490	-	-
Less: Board restructuring accrual	381	-	-
Adjusted non-interest expense	$ 18,746	$ 18,246	$ 19,194
Efficiency ratio, as adjusted (Non-GAAP)	**66.96%**	**64.84%**	**72.12%**

NON-GAAP RECONCILIATION



Adjusted Return on Average Assets

(Dollars in thousands)	For the Three Months Ended		
	3/31/2025	**12/31/2024**	**3/31/2024**
Net income	$ 15,343	$ 7,584	$ 5,726
Average assets	2,847,481	2,842,450	2,691,840
Return on average assets (annualized)	**2.19%**	**1.06%**	**0.86%**
Net income	$ 15,343	$ 7,584	$ 5,726
Gain on sale of branches	(11,093)	—	—
Tax effect[1]	2,440	—	—
Transaction bonus accrual	490	—	—
Tax effect[1]	(108)	—	—
Board restructuring accrual	381	—	—
Tax effect[1]	(84)	—	—
Merger & restructuring expenses	41	56	56
Tax effect[1]	(9)	(12)	(12)
Adjusted Net Income (Non-GAAP)	$ 7,401	$ 7,628	$ 5,770
Average assets	$ 2,847,481	$ 2,842,450	$ 2,691,840
Adjusted return on average assets (annualized) (Non-GAAP)	**1.05%**	**1.07%**	**0.86%**

(1) Tax effect was 22% for the three months ended March 31, 2025 and 21% for prior periods

Branch Sale Loan & Deposit Reconciliation



LINKBANCORP, Inc. and Subsidiaries
Loan Growth Calculation Excluding Branch Sale (Unaudited)

(In Thousands)	2025
Total Loans at March 31, 2025	$ 2,273,941
Total Loans at December 31, 2024	2,347,556
Quarterly Change	(73,615)
Net Book Value of Loans Sold	97,952
Quarterly Loan Growth Excluding Branch Sale	24,337
Annualized Growth Rate	4.20%

LINKBANCORP, Inc. and Subsidiaries
Deposit Growth Calculation Excluding Branch Sale (Unaudited)

(In Thousands)	March 31, 2025
Total Deposits at March 31, 2025	$ 2,433,694
Total Deposits at December 31, 2024	2,454,136
Quarterly Change	(20,442)
Net Book Value of Deposits Sold	87,086
Quarterly Deposit Growth Excluding Branch Sale	66,644
Annualized Growth Rate	11.01%